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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 FORM 12b-25
                                                               SEC FILE NUMBER
                         NOTIFICATION OF LATE FILING               0-17204
                                FORM 10-KSB                      CUSIP NUMBER
                                                                 4566 3L 30 4
                      For Period Ended: March 31, 1997

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                                INFINITY, INC.
                           -----------------------
                           Full Name of Registrant

                               Not Applicable
                          -------------------------
                          Former Name if Applicable

                             211 West 14th Street
           --------------------------------------------------------
           Address of Principal Executive Office (Street and Number)

                            Chanute, Kansas 66720
                          ------------------------
                          City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's President was out of town during the last week and unavailable to assist with the final preparation and review of the Form 10-KSB which prevented the Company from being able to file the Form 10-KSB without unreasonable effort or expense.

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PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.

               Jon D. Sawyer                 303/893-2300
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                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

EXPLANATION OF THE ANTICIPATED CHANGE AND REASONS WHY A REASONABLE ESTIMATE OF THE RESULTS CANNOT BE MADE:

     The Company anticipates that it will report that its oil field services segment generated $4,688,793 in revenues and $2,480,130 in cost of sales during the year ended March 31, 1997, compared to $3,814,456 in revenues and $2,123,195 in cost of sales for the year ended March 31, 1996. The Company also expects to report that operating expenses incurred by the oil field services segment of the Company were $1,515,883 for the year ended March 31, 1997, and $1,641,931 for the year ended March 31, 1996. The improved results are attributed to the Company being able to significantly increase sales primarily in Colorado and Oklahoma while continuing measures to control costs.

     The Company expect to report that its environmental services segment, which includes all water treatment activities, generated $346,545 in revenues and $190,215 in cost of sales during the year ended March 31, 1997, compared to $1,092,614 in revenues and $1,204,543 in cost of sales for the year ended March 31, 1996. Operating expenses incurred by the environmental services division are expected to total $292,539 for the year ended March 31, 1997, as compared to $839,868 for the year ended March 31, 1996. The significant drop in revenue, cost of sales and operating expenses resulted from the reduction in water research and treatment activities culminating in the license agreement with BOC Gases in January 1996, and the management and lease agreement with an environmental services company in October 1996 by which the Company turned over the operation of its water treatment facilities to that company.

     Based on the above, the Company anticipates that it will report net income of approximately $219,847 for the year ended March 31, 1997, as compared to a net loss of $(1,826,439) for the prior year.

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                                INFINITY, INC.
                 -------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
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                                     INFINITY, INC.

                                     By/s/ Stanton E. Ross
                                       Stanton E. Ross, President
Date: June 26, 1997
[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]